UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Gelesis Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

36850R 204

(CUSIP Number)

SSD2, LLC

195 Church Street, 15th Floor

New Haven, Connecticut 06510

(203) 680-8543

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person SSD2, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,205,732 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,205,732 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,205,732 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 16.41%
14.	Type of Reporting Person OO

(1)

Does not include 1,200,000 shares of common stock, par value $0.0001 per share (the “Common Stock”) of Gelesis Holdings, Inc. (f/k/a Capstar Special Purpose Acquisition Corp., the “Issuer”) purchased by KLP Enterprises LLC in a private placement.

1.	Name of Reporting Person BomsMaster LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,205,732 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,205,732 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,205,732 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 16.41%
14.	Type of Reporting Person OO

(1)	Does not include 1,200,000 shares of Common Stock purchased by KLP Enterprises LLC in a private placement.

1.	Name of Reporting Person KLP Enterprises LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,405,732
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,405,732

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,405,732
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 18.02%
14.	Type of Reporting Person OO

1.	Name of Reporting Person Elon S. Boms
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,205,732 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,205,732 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,205,732 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 16.41%
14.	Type of Reporting Person IN

(1)	Does not include 1,200,000 shares of Common Stock purchased by KLP Enterprises LLC in a private placement.

1.	Name of Reporting Person Andrew D. Wingate
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,535(1)
	8.	Shared Voting Power 13,405,732
	9.	Sole Dispositive Power 27,535(1)
	10.	Shared Dispositive Power 13,405,732

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,433,267
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 18.05%
14.	Type of Reporting Person IN

(1)	Represents 26,535 shares of Common Stock and public warrants exercisable for 1,000 shares of Common Stock, at $11.50 per share, purchased at market prices in the open market.

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) supersedes the Schedule 13G, filed with the with the Securities and Exchange Commission (“SEC”) on January 21, 2022 by the Reporting Persons, and relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Gelesis Holdings, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 501 Boylston Street, Suite 6102, Boston, Massachusetts.

Item 2. Identity and Background

SSD2, LLC, a Delaware limited liability company (“SSD2”), BomsMaster LLC, a Delaware limited liability company (“Bomsmaster”), KLP Enterprises LLC, a Delaware limited liability company (“KLP Enterprises”), Elon S. Boms and Andrew D. Wingate, citizens of the United States (each, a “Reporting Person” and, collectively, the “Reporting Persons”).

The principal business address of SSD2, BomsMaster and Elon S. Boms is 195 Church Street, 15th Floor, New Haven, Connecticut 06510. The principal business address of KLP Enterprises and Andrew D. Wingate is 271 Whitney Avenue, New Haven, Connecticut 06511. The Reporting Persons are engaged in the business of investing in debt and equity interests.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On January 13, 2022 (the “Closing Date”), Capstar Special Acquisition Corp., a Delaware corporation (“CPSR”), CPSR Gelesis Merger Sub, Inc., a Delaware corporation, and wholly-owned subsidiary of CPSR (“Merger Sub”), and Gelesis, Inc., a Delaware corporation (“Old Gelesis”), consummated a business combination (the “Business Combination”) pursuant to the business combination agreement, dated July 19, 2021, as amended on November 8, 2021 (the “Business Combination Agreement”). Pursuant to the terms of the Business Combination Agreement, Merger Sub merged with and into Old Gelesis, with Old Gelesis surviving the merger as a wholly-owned subsidiary of CPSR. On the Closing Date, CPSR changed its name to Gelesis Holdings, Inc. (“New Gelesis” or the “Issuer”).

In the Business Combination, SSD2 received (i) 9,947,304 shares of Common Stock in exchange for its Old Gelesis common stock and preferred stock, (ii) 51,840 New Gelesis common stock options in exchange for its Old Gelesis stock options and (iii) 1,297,266 warrants to purchase shares of Common Stock in exchange for its Old Gelesis warrants. Also, pursuant to the terms of the Business Combination Agreement, former holders of Old Gelesis common shares, preferred shares, stock options and warrants, including SSD2, received the contingent right to acquire additional shares of Common Stock (the “Earn-Out Shares”), as further described in Item 5 hereof.

On the Closing Date, concurrently with the closing of the Business Combination, certain investors (the “PIPE Investors”), including KLP Enterprises, purchased from the Issuer an aggregate of 9,000,000 shares of Common Stock (the “PIPE Shares”), for a purchase price of $10.00 per share, pursuant to separate subscription agreements entered into and effective as of July 19, 2021 (the “Subscription Agreements”). KLP Enterprises purchased 1,200,000 PIPE Shares for a purchase price of $12.0 million.

On December 30, 2021, CPSR entered into a Backstop Agreement (the “Backstop Agreement”) with the purchasers party thereto (the “Backstop Purchasers”), including SSD2. In accordance with the terms and conditions of the Backstop Agreement, the Backstop Purchasers purchased 744,217 shares (the “Backstop Purchase Shares”) immediately prior to Closing at a cash purchase price of $10.00 per share, for an aggregate purchase price of $7.4 million, of which 248,072 shares were purchased by SSD2 for an aggregate price of $2.48 million. In addition, subject to the terms and conditions of the Backstop Agreement, at the closing of the sale of the Backstop Purchase Shares, the Issuer issued to the Backstop Purchasers an additional 1,983,750 Shares, of which 661,250 were issued to SSD2 (the “Backstop Sponsor Shares,” and collectively with the Backstop Purchase Shares, the “Backstop Shares”).

SSD2 and KLP Enterprises obtained the funds for the purchase of the shares of Common Stock from their working capital.

Item 4. Purpose of Transaction

The information contained in Item 1 and Item 3 above is herein incorporated by reference.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions. In addition, certain of the Reporting Persons have engaged and may in the future engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore matters concerning the company’s business and financial condition, including extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 74,382,710 shares of Common Stock outstanding as of November 11, 2022 (representing 73,033,504 shares of Common Stock outstanding as reported in the Issuer’s Prospectus Supplement No. 2, filed with the Securities and Exchange Commission on filed on November 16, 2022, as adjusted for the 1,297,266 shares of Common Stock underlying the warrants and the 51,840 shares of Common Stock underlying the options, as described herein):

Reporting Person	Amount beneficially owned(1)(2)		Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
SSD2, LLC	12,205,732	(3)	16.41%	0	12,205,732	0	12,205,732
BomsMaster LLC	12,205,732	(3)	16.41%	0	12,205,732	0	12,205,732
KLP Enterprises LLC	13,405,732		18.02%	0	13,405,732	0	13,405,732
Elon S. Boms	12,205,732	(3)	16.41%	0	12,205,732	0	12,205,732
Andrew D. Wingate	13,433,267	(4)	18.05%	27,535	13,405,732	27,535	13,405,732

(1)

Amount beneficially owned by the Reporting Persons includes (i) up to 1,297,266 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock, at a price of $0.02 per share, on a one-for-one basis, and (ii) up to 51,840 shares of Common Stock, issuable upon the exercise of options to purchase Common Stock, at an exercise price of $4.05 per share, on a one-for-one basis. Elon S. Boms and Andrew D. Wingate are co-managers of BomsMaster LLC, which is the sole member of SSD2, LLC. BomsMaster LLC is controlled by KLP Enterprises LLC. Mr. Wingate is the sole manager of KLP Enterprises LLC. SSD2, LLC, BomsMaster LLC, KLP Enterprises LLC, Mr. Boms and Mr. Wingate may each be deemed to share voting and dispositive power over the shares. Each of them disclaims beneficial ownership over the shares, except to the extent of any pecuniary interest therein.

(2)

Amount beneficially owned by the Reporting Persons excludes up to 3,710,604 shares of Common Stock (the “Earnout Shares”) issuable upon satisfaction of certain share price vesting conditions as follows: (i) if, at any time prior to January 13, 2027 (the “Earnout Period”) the volume-weighted average price (“VWAP”) of the Common Stock equals or exceeds $12.50 per share for any 20 trading days within a 30-trading day period, one third (1/3) of the Earnout Shares shall vest; (ii) if, at any time during the Earnout Period, the VWAP of the Common Stock equals or exceeds $15.00 per share for any 20 trading days within a 30-trading day period, one third (1/3) of the Earnout Shares shall vest; and (iii) if, at any time during the Earnout Period, the VWAP of the Common Stock equals or exceeds $17.50 per share for any 20 trading days within a 30-trading day period, one third (1/3) of the Earnout Shares shall vest. The Earnout Shares will also vest in connection with any change of control transaction with respect to the Issuer if the applicable thresholds are met in such change of control transaction during the Earnout Period.

(3)	Does not include 1,200,000 shares of Common Stock purchased by KLP Enterprises LLC in a private placement.
(4)	Includes 26,535 shares of Common Stock and public warrants exercisable for 1,000 shares of Common Stock, at $11.50 per share, purchased at market prices in the open market.

The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons.

(c) During the past 60 days, none of the Reporting Persons has effected any transactions in the Common Stock.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended and Restated Registration and Stockholder Rights Agreement

On the Closing Date, the Issuer, and certain stockholders of the Issuer (including certain former stockholders of Old Gelesis, including SSD2), entered into an amended and restated registration and stockholder rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the stockholders party thereto (i) agreed not to effect any sale or distribution of any of their equity securities of the Issuer subject to the Registration Rights Agreement for 180 days after the Closing Date, other than pursuant to certain exceptions described therein and (ii) were granted certain registration rights with respect to their Common Stock, as described below.

Pursuant to the Registration Rights Agreement, the Issuer agreed to file a shelf registration statement registering the resale of shares of Common Stock held by certain holders of Common Stock, including SSD2, and certain other securityholders of the Issuer (such shares, the “Registrable Securities”) under the Registration Rights Agreement within 45 days of the closing of the Business Combination. Up to once in any twelve-month period, the stockholders party to the Registration Rights Agreement may request to sell all or any portion of their Registrable Securities in an underwritten offering so long as the total offering price is reasonably expected to exceed, in the aggregate, $20 million. The Registration Rights Agreement also provides the stockholders party thereto customary “piggyback” registration rights, subject to certain requirements and customary conditions. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

PIPE Subscription Agreement

Additionally, pursuant to the Subscription Agreements, the Issuer granted certain registration rights to the PIPE Investors with respect to the PIPE Shares. Pursuant to such registration rights, the Issuer has agreed to file a registration statement with the SEC to register the resale of the PIPE Shares within forty-five calendar days after the Closing Date.

Backstop Agreement

Additionally, pursuant to the Backstop Agreement, the Issuer granted certain registration rights to the Backstop Purchasers with respect to the Backstop Shares. Pursuant to such registration rights, the Issuer has agreed to file a registration statement with the SEC to register the resale of the Backstop Shares within forty-five calendar days after the Closing Date.

Pursuant to the Backstop Agreement, each Backstop Purchaser agreed that the Backstop Sponsor Shares, but not the Backstop Purchase Shares, be subject to the lock-up and transfer restrictions set forth in the Registration Rights Agreement.

Promissory Note and Promissory Note Warrant

On July 25, 2022, the Issuer issued a short term promissory note in the aggregate principal amount of $5.0 million (the “Promissory Note”) to SSD2 for a cash purchase price of $5.0 million as part of a series of promissory notes issued by the Issuer. On July 27, 2022, the Promissory Note was amended and restated to revise certain provisions contained therein.

The Promissory Note contains certain representations and warranties and covenants of the Issuer, and certain customary events of default, including a failure by the Issuer to pay amounts due thereunder (a “Payment Default”). Upon a Payment Default under the Promissory Note that has not been cured by the Issuer after five days, (x) the Issuer will be required to issue a warrant to SSD2 (a “Promissory Note Warrant”) to purchase, at an exercise price of $0.01 per share, subject to adjustment, an aggregate of number of shares of Common Stock equal to: (i) (A) 0.2 multiplied by (B) the amount of outstanding principal and accrued interest under the Promissory Note as of the date of conversion, divided by (ii) the volume weighted average price of the Common Stock, as reported by the New York Stock Exchange (the “NYSE”), for the five trading days (the “Common Stock VWAP”) occurring immediately prior to the date of exercise and (y) SSD2 may elect, at its option, to convert the outstanding principal and accrued interest under the Promissory Note into a number of shares of Common Stock equal to (i) the amount of outstanding principal and accrued interest under the Promissory Note as of the date of conversion, divided by (ii) the lesser of the price per share of (A) the Common Stock, as reported by the NYSE or (B) the Common Stock VWAP as of the day prior to the date of SSD2’s conversion notice.

The Promissory Note Warrant will expire on the date that is ten years from the date of issuance (the “Expiration Date”) and will be exercisable at any time from the date of issuance until the Expiration Date. The Promissory Note Warrant also provides for an automatic exercise upon a change of control (as defined in the Promissory Note Warrant).

The Company has agreed to include one or more proposals at its next annual or special meeting of stockholders to obtain any necessary shareholder approval pursuant to NYSE rules for the issuance of the Promissory Note Warrants, and the shares of Common Stock issuable upon exercise of such warrants, and the issuance of the shares of Common Stock issuable upon conversion of the Promissory Notes.

The foregoing descriptions of the Registration Rights Agreement, the Subscription Agreements, the Backstop Agreement, the Promissory Note and Promissory Note Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement, the form of Subscription Agreement, the Backstop Agreement, the Promissory Note and Promissory Note Warrants, each of which is filed as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description
99.1	Joint Filing Agreement, dated as of December 30, 2022, by and among SSD2, LLC, BomsMaster LLC, KLP Enterprises LLC, Elon S. Boms and Andrew D. Wingate..

99.2	Amended and Restated Registration and Stockholder Rights Agreement, dated as of January 13, 2022, by and among Gelesis Holdings, Inc. and the stockholders party thereto (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on January 20, 2022).

99.3	Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s Registration Statement on Form S-4, originally filed on August 10, 2021).

99.4	Backstop Agreement, dated as of December 30, 2021, by and among Capstar Special Purpose Acquisition Corp. and the other parties listed as Purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 3, 2022).

99.5	Form of Amended and Restated Promissory Note (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on July 29, 2022).

99.6	Form of Warrant to Purchase Common Stock of Gelesis Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on July 29, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2022

SSD2, LLC

By: BomsMaster LLC, its sole member

By:	/s/ Elon S. Boms
Name:	Elon S. Boms
Title:	Manager

BOMSMASTER LLC

By:	/s/ Elon S. Boms
Name:	Elon S. Boms
Title:	Manager

KLP ENTERPRISES LLC

By:	/s/ Andrew D. Wingate
Name:	Andrew D. Wingate
Title:	Manager

ELON S. BOMS

/s/ Elon S. Boms
Elon S. Boms

ANDREW D. WINGATE

/s/ Andrew D. Wingate
Andrew D. Wingate